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                            January 26, 2024

       Ma Biu
       Chief Executive Officer
       Luda Technology Group Limited
       Unit H, 13/F, Kaiser Estate Phase 2
       47-53 Man Yue Street
       Hung Hom, Kowloon
       Hong Kong

                                                        Re: Luda Technology
Group Limited
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
16, 2024
                                                            CIK No. 0001984124

       Dear Ma Biu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       October 20, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed January 16, 2024

       Compensation of Directors and Executive Officers, page 109

   1. Please update your compensation disclosure to reflect the fiscal year ended December 31,
                                                        2023.
  Ma Biu
FirstName  LastName MaLimited
                       Biu
Luda Technology  Group
Comapany
January 26,NameLuda
            2024     Technology Group Limited
January
Page 2 26, 2024 Page 2
FirstName LastName
Certain Relationships and Related-Party Transactions, page 116

2. We note your response to prior comment eight and reissue in part. Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement.
         Additionally, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the advances disclosed in this section.
Financial Statements
Consolidated Balance Sheets, page F-3

3. We read your response to comment nine where you indicate there is no additional paid-in capital as of December 31, 2022 and 2021. However, we note in your shareholders' equity and elsewhere throughout your registration statement (e.g., footnote
(1) in your
         Capitalization table on page 52), the ordinary shares have a $0.03 par value. Please explain and revise your disclosure(s) as necessary.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Lawrence Venick